UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

A.M. Castle & Co.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

148411101

(Cusip Number)

Patrick J. Herbert, III
30 N. LaSalle Street
Suite 1232
Chicago, IL 60602
(312) 726-3110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
W. B. & Co.
(General Partners: Patrick J. Herbert, III and Reuben S. Donnelley)

2.           Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.           SEC Use Only:

4.           Source of Funds (See Instruction):
OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):/ /

6.           Citizenship or Place of Organization:
Illinois

7.           Sole Voting Power:
-0-
Number of Shares
  Beneficially                         8.           Shared Voting Power:
   Owned by                                           4,243,753
     Each
   Reporting                           9.           Sole Dispositive Power:
    Person                                              -0-
With

10.           Shared Dispositive Power:
-0-

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:
4,243,753  (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13.           Percent of Class Represented by Amount in Row (11):
18.4% based on 23,098,184 shares of Common Stock outstanding as of October 29, 2012.

14.           Type of Reporting Person (See Instructions):
PN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Patrick J. Herbert, III

2.           Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.           SEC Use Only:

4.           Source of Funds (See Instruction):
OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):/ /

6.           Citizenship or Place of Organization:
Illinois

7.           Sole Voting Power:
  162,947
Number of Shares
  Beneficially                         8.           Shared Voting Power:
   Owned by                                           5,114,615
     Each
   Reporting                          9.           Sole Dispositive Power:
    Person                                               3,519,921
With

10.           Shared Dispositive Power:
   919,145

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:
5,277,562  (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13.           Percent of Class Represented by Amount in Row (11):
22.8% based on 23,098,184 shares of Common Stock deemed outstanding as of October 29, 2012.

14.           Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Reuben S. Donnelley

2.           Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.           SEC Use Only:

4.           Source of Funds (See Instruction):
OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):/ /

6.           Citizenship or Place of Organization:
Illinois

7.           Sole Voting Power:
      13,404
Number of Shares
  Beneficially                         8.           Shared Voting Power:
   Owned by                                              4,243,753
     Each
   Reporting                           9.           Sole Dispositive Power:
    Person                                              28,143
With

10.           Shared Dispositive Power:
-0-

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:
4,257,157  (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	/ /

13.           Percent of Class Represented by Amount in Row (11):
18.4% based on 23,098,184 shares of Common Stock outstanding as of October 29, 2012.

14.           Type of Reporting Person (See Instructions)
IN

Explanatory Note

This Amendment No. 6 (the “Amendment No. 6”) relates to the Common Stock of A.M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois.  This Amendment No. 6 amends Items 2 through 6 to reflect the change of general partners of W. B. & Co. from Patrick J. Herbert, III and Simpson Estates, Inc., to Patrick J. Herbert, III and Reuben S. Donnelley.  This Amendment No. 6 also amends Item 5 to reflect the current beneficial ownership and the percentage of the class of Common Stock beneficially owned by the Reporting Persons, each of which is adjusted to reflect immaterial dispositions and an increase in the number of outstanding shares of Common Stock of the Company.

Item 2	Identity and Background

This statement is being jointly filed by the following persons (the “Reporting Persons”):

W. B. & Co.

(a)        W. B. & Co.

(b)        c/o Simpson Estates, 30 North LaSalle, Suite 1232, Chicago, Illinois 60602

(c)        Nominee of Simpson Estates, Inc. (30 North LaSalle, Suite 1232, Chicago, Illinois 60602)

(d)        Such reporting person has not been convicted in a criminal proceeding in the last five years.

(e)        Such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

(f)        Illinois, USA

Patrick J. Herbert, III

(a)        Patrick J. Herbert, III

(b)        c/o Simpson Estates, 30 North LaSalle, Suite 1232, Chicago, Illinois 60602

(c)        General Partner, W. B. & Co. (30 North LaSalle, Suite 1232, Chicago, Illinois 60602)

(d)        Such reporting person has not been convicted in a criminal proceeding in the last five years.

(e)        Such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

(f)        Illinois, USA

Reuben S. Donnelley

(a)        Reuben S. Donnelley

(b)        c/o Simpson Estates, 30 North LaSalle, Suite 1232, Chicago, Illinois 60602

(c)        Broker, Cassandra Trading Group, LLC (440 South LaSalle, Suite 2101, Chicago, Illinois 60605);
    General Partner, W. B. & Co. (30 North LaSalle, Suite 1232, Chicago, Illinois 60602)

(d)        Such reporting person has not been convicted in a criminal proceeding in the last five years.

(e)        Such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

(f)        Illinois, USA

Item 3	Source and Amount of Funds or Other Consideration

W. B. & Co. is a nominee partnership.  Shares held by the Reporting Persons were acquired by purchase, inheritance, gift or as compensation for serving as a director of the Company.  Patrick J. Herbert, III and Reuben S. Donnelley are general partners of W. B. & Co.

Item 4	Purpose of Transaction

The common stock of the issuer is being held by the Reporting Persons for investment purposes only and the Reporting Persons do not have any plans or proposals with respect to such common stock as enumerated in paragraphs (a) through (j) of Item 4.

Item 5.	Interest In Securities of the Issuer.

The information concerning percentages of ownership set forth on the facing pages for each Reporting Person is based on 23,098,184 shares of Common Stock reported outstanding as of October 29, 2012, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter period ended September 30, 2012.

(a)        W.B. & Co.: 4,243,753 shares of Common Stock (18.4% based on 23,098,184 shares outstanding as of October 29, 2012).

Patrick J. Herbert, III: 5,277,562 shares of Common Stock (22.8% based on 23,098,184 shares deemed outstanding as of October 29, 2012).

Reuben S. Donnelley: 4,257,157 shares of Common Stock (18.4% based on 23,098,184 shares outstanding as of October 29, 2012).

(b)        See facing pages for each Reporting Person.

(c)        None.

(d)        None.

(e)         Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons are parties to the Amended and Restated Partnership Agreement of W. B. & Co. that governs the transfer, voting and division of profits and losses, related to securities of the issuer.

Item 7	Material to be Filed as Exhibits
99.1 Amended and Restated Partnership Agreement of W. B. & Co., dated February 27, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2013	W.B. & Co.
By: /s/ Patrick J. Herbert III
Patrick J. Herbert, III
as General Partner
March 1, 2013	/s/ Patrick J. Herbert III
Patrick J. Herbert, III
March 1, 2013	/s/ Reuben S. Donnelley
Reuben S. Donnelley